May 25, 2000




Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We have read Item 4 of Amended Form 8-K dated May 18, 2000 of Tapistron International, Inc. and are in agreement with the statements contained therein, except we are not in a position to agree or disagree with the statements that the decision was by recommendation of the Audit Committee to the Board of Directors and that the Board unanimously approved the recommendation of the Audit Committee to disengage from the above independent accountants.

Very truly yours,

/s/ Dudley, Hopton-Jones, Sims &  Freeman, PLLP
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    Dudley, Hopton-Jones, Sims & Freeman PLLP